Exhibit 2.2

JOINT CROSS-BORDER MERGER PLAN

Parties:

Talend S.A.

as Absorbed Company

and

Tahoe AcquireCo B.V.

as Acquiring Company

Houthoff

P.O. Box 75505 1070 AM Amsterdam

Gustav Mahlerplein 50 Amsterdam

CONTENTS

Part 1 – English language Joint Cross-Border Merger Plan

Part 2 – Dutch language Joint Cross-Border Merger Plan

Part 3 – French language Joint Cross-Border Merger Plan

Part 4 – Schedules

PART 1 – ENGLISH LANGUAGE JOINT CROSS-BORDER MERGER PLAN

Joint cross-border merger plan (“Merger Plan”) between Talend S.A. and Tahoe AcquireCo B.V.

PARTIES:

I.	Talend S.A., a public limited company (société anonyme) incorporated under the laws of France, with its registered office at 5-7 rue Salomon de Rothschild, 92150 Suresnes (France), registered with the Trade and Companies Register of Nanterre (RCS Nanterre) under number 484 175 252 (the “Absorbed Company”), represented by Christal Bemont, chief executive officer, it being specified that all the members of the Talend Board, which is composed as follows, have signed this Merger Plan:

a.	Steve Singh, chairman;

b.	Christal Bemont, chief executive officer and director;

c.	Elissa Fink, director;

d.	Ryan Kearny, director;

e.	Nora Denzel, director;

f.	Thierry Sommelet, director;

g.	Patrick Jones, director; and

h       Elizabeth Fetter, director,

and

II.	Tahoe AcquireCo B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and its registered office at (1101 CM) Amsterdam, the Netherlands, Herikerbergweg 88, registered with the Dutch trade register under number 82430608 (the “Acquiring Company”) represented by:

a.	Kenneth John Virnig II, managing director A;

b.	Michael Kramer Hoffmann, managing director A;

c.	Tim van de Schraaf, managing director B; and

d.	Benjamin Franciscus Petrus Hendricus Maria Haast, managing director B,

together constituting the entire Tahoe AcquireCo Board.

(the Absorbed Company and the Acquiring Company jointly referred to as the “Merging Companies”).

RECITALS:

A.	The Acquiring Company is a wholly owned subsidiary of Tahoe BidCo B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and its registered office at (1101 CM) Amsterdam, the Netherlands, Herikerbergweg 88, registered with the Dutch trade register under number 82130795 (the “Purchaser”).

B.	The Absorbed Company holds 100% of the share capital and voting rights of Talend SAS, a société par actions simplifiée organized under French law, with a share capital of two euros, whose registered office is located: 5-7, Rue Salomon de Rothschild, 92150 Suresnes (France), registered with the trade and companies register of Nanterre under number 852 579 184 (the “Demerger Sub”).

C.	The Absorbed Company and its group companies provide software and services in the areas of data integration and data integrity (the “Business”).

D.	On March 10, 2021, the Absorbed Company has signed a memorandum of understanding (as amended from time to time in accordance with its terms, the “MoU”) with Tahoe Bidco (Cayman), LLC, a company indirectly controlled by Thoma Bravo (“Thoma Bravo”), an investment fund specialized in technological software and services, under which Thoma Bravo undertakes, through a tender offer governed by the laws of the United States of America and initiated by an affiliated company, to purchase with cash, under certain conditions, all ordinary shares and American Depositary Shares (“ADSs”) issued by the Absorbed Company for USD 66.00 per ordinary share and per ADS (each ADS representing one ordinary share) (the “Offer”). The Offer was initiated by the Purchaser, in accordance with the applicable Law and the MoU, on 11 June, 2021. The MoU was contributed to Purchaser by way of a contribution agreement dated 8 June, 2021.

E.	Subject to, inter alia, the success of the Offer, and in accordance with the MoU, the implementation of a project to reorganize the group of the Absorbed Company is planned following the consummation of the Offer and of the subsequent offering period (the “Consummation of the Offer”) by means of, among others, the Demerger and the Merger (as such terms are defined hereinafter).

F.	It is therefore contemplated that prior to completion of the Merger, the Absorbed Company will contribute, to the benefit of Demerger Sub, all of its assets and liabilities, rights and obligations of any kind, and other legal relationships related to the Business (the “Demerger”). If implemented, the Demerger is planned to be completed through a partial asset contribution subject to the French-law demerger regime (apport partiel d’actif soumis au régime des scissions) prior to completion of the Merger. It is expected that the completion of the Demerger would not have a material impact on the value of the assets and liabilities of the Absorbed Company and its subsidiaries (on a consolidated basis); and that the impact of the Demerger on the total equity of the Absorbed Company (on a standalone basis) would not be material.

G.	It is herein proposed to enter into, subject inter alia to the satisfaction of the Conditions Precedent (as such term is defined hereinafter) and in accordance with this Merger Plan, a cross-border merger within the meaning of (i) Sections 2:309 and 2:333b DCC and (ii) Articles L. 236-25 to L. 236-32 and R. 236-13 to R. 236-20 of the FCC (the “Merger”). In accordance with and subject to the terms of this Merger Plan, the Acquiring Company will receive all the assets and liabilities of the Absorbed Company by universal succession of title (onder algemene titel, transmission universelle du patrimoine) and the Absorbed Company shall cease to exist by operation of Law.

H.	Following completion of the Merger, it is contemplated that the Acquiring Company:

(i)	shall sell, transfer and assign all its assets and liabilities to Tahoe BidCo II B.V., a private company with limited liability incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands, and its registered office at Herikerbergweg 88, 1101 CM Amsterdam, The Netherlands, registered with the Dutch trade register under number 82430543; and, subsequently,

(ii)	shall be dissolved (the “Liquidation”); and

(iii)	shall make a subsequent liquidation distribution to the shareholders of the Acquiring Company who have not tendered their shares in the Absorbed Company to the Purchaser in the Offer, which distribution may be an advance distribution.

I.	On the date hereof: (i) the Tahoe AcquireCo Board unanimously approved this Merger Plan and, (ii) the Talend Board approved this Merger Plan. In accordance with Section 2:312 paragraph 3 DCC and with Article R. 236-14 of the FCC, the respective members of the Tahoe AcquireCo Board and the respective members of the Talend Board have signed this Merger Plan.

This Merger Plan sets out the terms and conditions of the contemplated Merger between the Absorbed Company and the Acquiring Company, in accordance with Title 7, Chapter 7 of the DCC and Book II, Title III, Chapter VI of the FCC.

J.	None of the Merging Companies has been dissolved, has been declared bankrupt, or has been granted a suspension of payments, and their respective boards of directors are not aware of any intention to dissolve any of the Merging Companies prior to the effectiveness of the Merger, or of any pending request to declare any of the Merging Companies bankrupt or grant a suspension of payments. All shares in the share capital of the Merging Companies have been paid up in full.

K.	The social and economic committee (comité économique et social) of the Absorbed Company was informed and consulted on the proposed Merger and issued a unanimous favorable opinion on the proposal at its meeting on April 27, 2021. The board of directors of the Acquiring Company hereby confirms that there is no existing employee representation body that have consultation or other rights in relation to the Merger. The Acquiring Company has not instituted a works council (ondernemingsraad) or co-determination council (medezeggenschapsraad), and there is no association of employees that includes amongst its members employees of the Acquiring Company or one of its subsidiaries.

MERGER PLAN

1.       MERGER AND RATIONALE

1.1.	Subject to the terms and conditions set forth in this Merger Plan, the Absorbed Company will merge with and into the Acquiring Company pursuant to Title 7, Chapter 7 of the DCC and Book II, Title III, Chapter VI of the FCC, and as a result of the Merger:

a.	the Acquiring Company shall receive any and all assets and liabilities of the Absorbed Company by universal succession of title (onder algemene titel, transmission universelle du patrimoine);

b.	the Acquiring Company shall allocate ordinary shares in its capital, having a nominal value of EUR 0.08 each, to the shareholders of the Absorbed Company as compensation for the cancellation of their shares in the Absorbed Company in accordance with the terms stipulated by this Merger Plan; and

c.	the Absorbed Company will cease to exist by operation of law.

1.2.	The Merger is expected to be followed by certain corporate reorganization steps eventually leading to the creation of a European holding company for the Absorbed Company and its subsidiaries.

1.3.	The Merging Companies consider that creating a group’s holding company in the Netherlands through inter alia the Demerger and the Merger following the contemplated Offer would optimize the administrative and corporate structure of the company group and minimize complexity and disruption to the operations and performance of the business while duly observing stakeholder interests.

1.4.	The Absorbed Company is one of the few French sociétés anonymes listed on the Nasdaq and such status raises a number of legal and governance issues and uncertainties, notably resulting from the complexities of reconciling French corporate law constraints with US listing rules. By creating a European holding structure in the Netherlands, the Merger is expected to help mitigating such issues as Dutch corporate law better allows for the creation of a governance structure that combines the requirements, market expectations and practices under US corporate law as well as US securities markets regulations.

1.5.	The Netherlands is a commonly used jurisdiction to channel international investments into Europe. It offers many advantages, notably in terms of stability of the rules, governance flexibility, and international culture. By domiciling in the Netherlands, the Absorbed Company would benefit from these advantages, also to facilitate future growth opportunities, particularly for international financing.

1.6.	Instead of moving the corporate structure of the Absorbed Company to the United States where a significant part of its activities, employees, management and shareholders are located, choosing the Netherlands would allow the Absorbed Company to retain a significant presence in Europe.

1.7.	Further information regarding the business combination and the rationale thereof, can be found in the Tender Offer Statement on Schedule TO as filed with the SEC on 11 June, 2021.

2.	CORPORATE INFORMATION OF THE ACQUIRING COMPANY AND THE ABSORBED COMPANY – ARTICLES OF ASSOCIATION

2.1.	Corporate information of the Acquiring Company:

-	Name: Tahoe AcquireCo B.V.

-	Form: private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands

-	Registered office: (1101 CM) Amsterdam, the Netherlands, Herikerbergweg 88

-	Corporate seat: Amsterdam, the Netherlands

-	Duration: indefinite

-	Share capital: as of the date hereof, the Acquiring Company has an issued share capital of EUR 80, divided into 1,000 shares, each with a nominal value of EUR 0.08

-	Financial year: starts on January 1 and ends on December 31 each year

-	Employees: as of the date hereof, the number of full-time employees is zero

(0)

2.2.	Corporate information of the Absorbed Company:

-	Name: Talend S.A.

-	Form: public limited company (société anonyme) incorporated under the laws of France

-	Registered office: 5-7 rue Salomon de Rothschild, 92150 Suresnes (France)

-	Duration: 99 years (i.e., until September 19, 2104)

-	Share capital: as of the date hereof, the Absorbed Company has an issued share capital of EUR 2,608,210.56, divided into 32.602.632 shares, each with a nominal value of EUR 0.08. It is specified that the Absorbed Company has implemented plans allowing its officers and/or its employees to subscribe free shares, warrants for the subscription of business creator shares (bons de souscription de parts de créateurs d’entreprise (BSPCE)), stock subscription warrants (BSA) and stock options, the list of which is attached as SCHEDULE 1 (the “Absorbed Company Share Plans”)

-	Financial year: starts on January 1 and ends on December 31 each year

-	Employees: as of the date hereof, the number of full-time employees is one thousand five hundred and fifty seven (1,557); as of the Effective Date, it is expected that the Absorbed Company will have no employee as a result of the Demerger.

2.3.	The current articles of association of the Acquiring Company were established by notarial deed of amendment executed on 9 June 2021 before P.P. de Vries, a civil-law notary practicing in Amsterdam, the Netherlands (“Acquiring Company Articles”). The Acquiring Company Articles as they read as at the date hereof and following completion of the Merger are attached to this Merger Plan as SCHEDULE 2.

3.	RIGHTS AND COMPENSATION

There are neither natural persons nor legal entities that have special rights as referred to in Section 2:312 paragraph 1 under c DCC and Article R. 236-14 5° of the FCC towards the Absorbed Company, such as a right to receive a distribution of profits or to acquire shares, who will receive compensatory payments as a result of the Merger.

No specific advantages or benefits within the meaning of Section 2:312 paragraph 1 under d DCC and Article R. 236-14 6°of the FCC shall be conferred in connection with the Merger to any of the Merging Companies’ managing directors or supervisory directors, to any member of the administrative, management, supervisory or control bodies of the Merging Companies or to any other party involved in the Merger.

4.	MEASURES IN CONNECTION WITH EXCHANGE OF SHARE OWNERSHIP IN THE ABSORBED COMPANY – CONSIDERATION, EXCHANGE RATIO, CREATION AND ALLOTMENT OF TAHOE ACQUIRECO SHARES

4.1.	On the Effective Date, as a result of the Merger, the measures set forth in this Clause 4 are to be taken in connection with the transition of ownership of shares in the capital of the Absorbed Company, as referred to in Section 2:312 paragraph 2 DCC and Article L. 236-3 of the FCC.

4.2.	All shares, with a nominal value of EUR 0.08, in the share capital of the Absorbed Company (any such share being referred to as “Talend Share”) that are owned (as the case may be) by the Absorbed Company as treasury shares immediately prior to the Effective Date shall be cancelled and shall cease to exist and no consideration shall be delivered or deliverable in exchange therefor, in accordance with Section 2:325 paragraph 4 DCC and Article L. 236-3 of the FCC; it being specified that as of the date hereof, the Absorbed Company does not hold any Talend Shares as treasury shares.

4.3.	Each Talend Share other than treasury shares referred to in Clause 4.2 above that is issued and outstanding immediately prior to the Effective Date shall be cancelled and, in exchange for the cancellation of such Talend Share, the holder of such cancelled Talend Share will be allotted one ordinary share (the “Merger Exchange Ratio”) in the share capital of the Acquiring Company (any ordinary share in the capital of the Acquiring Company being referred to as a “Tahoe AcquireCo Share”), save that no Tahoe AcquireCo Shares will be allotted in respect of any Talend Shares held as treasury shares.

4.4.	No cash payment shall be made by the Acquiring Company to shareholders of the Absorbed Company in respect of their Talend Shares pursuant to the Merger Exchange Ratio in connection with the Merger.

4.5.	Each book-entry position (inscription en compte) previously evidencing one Talend Share registered with BNP Paribas Securities Services (“BPSS”), as custodian (teneur de compte conservateur), which may include one Talend Share held in (i) pure registered form (nominatif pur) and (ii) bearer form (au porteur) immediately prior to the Effective Date shall thereafter represent, without the requirement of any exchange thereof, a book entry position of one Tahoe AcquireCo Share registered with the custodian of Tahoe AcquireCo.

4.6.	Each ADS of Talend, still issued at the Effective Date, as the case may be, by JPMorgan Chase Bank, N.A., as depositary, recorded in the name of Cede & Co, as nominee for DTC in the share register maintained by Equiniti Trust Company on behalf of JPMorgan Chase Bank, N.A., facilitating inclusion in the centralized depositary and clearing system of DTC, shall be replicated as one ADS of Tahoe AcquireCo recorded in the name of Cede & Co, as nominee for DTC, in the share register maintained by Equiniti Trust Company on behalf of JPMorgan Chase Bank, N.A.

4.7.	Each Tahoe AcquireCo Share to be allotted in connection with the Merger pursuant to the Merger Exchange Ratio will be fully paid up and rank pari passu in all respects with all outstanding Tahoe AcquireCo Shares.

4.8.	No special right or restriction is to be granted in the Acquiring Company to any holder of Tahoe AcquireCo Shares, and no shares of special classes are to be allotted by the Acquiring Company, given that no such special rights or restrictions or special classes are currently in existence in the Absorbed Company.

4.9.	Each Tahoe AcquireCo Share to be allotted in connection with the Merger shall entitle its holder to benefit from distributions of the Acquiring Company, if any, as from the Effective Date.

5.	ABSORBED COMPANY SHARE PLANS

All the Absorbed Company Share Plans still outstanding immediately prior to the Effective Date, if any, will be cancelled in accordance with applicable the terms and conditions of such Absorbed Company Share Plans immediately prior to the Effective Date.

6.	THE ASSETS AND LIABILITIES TRANSFERRED TO THE ACQUIRING COMPANY

6.1.	Financial statements used for the determination of the Merger conditions

The terms and conditions of the Merger have been established on the basis of (i) the Talend Accounts attached to this Merger Plan as SCHEDULE 3 and (ii) the non-audited interim financial statements of the Acquiring Company as of 28 May 2021 under Dutch generally accepted accounting principles attached to this Merger Plan as SCHEDULE 4.

6.2.	Assets and liabilities transferred to the Acquiring Company

6.2.1.	Subject to the satisfaction (or waiver) of the Conditions Precedent, and under the conditions provided for herein, any and all of the property, rights and obligations and any assets and liabilities of the Absorbed Company as they will exist as at the Effective Date shall transfer by universal succession of title to the Acquiring Company, with no restriction or exception, save as provided for by applicable Law.

6.2.2.	The description of the assets and liabilities transferred by universal succession of title to the Acquiring Company as a result of the Merger is established for information purposes only based on the Talend Accounts. This description is not limitative as the Merger will lead to a transfer by universal succession of title of any and all of the assets and liabilities of the Absorbed Company as at the Effective Date.

6.2.3.	The assets that will be transferred to the Acquiring Company are further detailed in the Talend Accounts. For the avoidance of doubt, should any assets not be mentioned in this Merger Plan as a result of any error or omission, or otherwise, those assets shall be deemed to be the property of the Acquiring Company and shall be rightfully transferred by universal succession of title to the Acquiring Company at the Effective Date without adjustment of the Merger Exchange Ratio.

6.2.4.	It is contemplated that prior to the Effective Date the Demerger will be implemented. The Demerger is not expected to have any material impact on the value of the assets and liabilities of the Absorbed Company’s group of companies on a consolidated basis.

6.3.         Valuation of the assets and liabilities

6.3.1.	As the Acquiring Company shall control the assets and liabilities of the Absorbed Company as from the Effective Date, the Absorbed Company’s assets and liabilities, which shall transfer by universal succession of title to the Acquiring Company will be recorded at their net book value as at the Effective Date in the Acquiring Company’s accounts.

6.3.2.	It being understood that the assets and liabilities of the Absorbed Company will be transferred in the Acquiring Company upon completion of the Merger at their net book value as on the Effective Date, it is however specified for information purposes only that, based on the Talend Estimated Accounts :

a.	the total book value of the transferred assets of the Absorbed Company amounts to EUR 21,991,056;

b.	the total book value the transferred liabilities of the Absorbed Company amounts to EUR 0;

resulting in an indicative total amount of the transferred net assets equal to EUR 21,991,056.

7.           CONSEQUENCES OF THE MERGER

7.1.	From an accounting standpoint, the financial information of the Absorbed Company as from the Effective Date will be accounted for in the annual accounts of the Acquiring Company.

7.2.	In respect of the Acquiring Company, there will be no goodwill impact except that any goodwill that the Absorbed Company has in its accounts immediately prior to the Effective Date, in the amount of approximately 0 euro, will become goodwill in the accounts of the Acquiring Company as from the Effective Date.

7.3.	The freely distributable reserves of the Acquiring Company shall not be impacted by the Merger.

7.4.	It is intended that no changes will be made to the Business and the activities of the Absorbed Company upon completion of the Merger and that such activities will be continued substantially in the same manner by the Acquiring Company after completion of the Merger.

7.5.	The Merger is not expected to have any direct effect on employment since, as a result of the contemplated Demerger, the Absorbed Company is expected to have no employee as from the completion date of the Demerger.

7.6.	It is envisaged that as of the date of the Offer Acceptance Time (as defined in the MoU), prior to the completion of the Merger, the composition of the boards of the Merging Companies will be as follows:

a.	The Tahoe AcquireCo Board is envisaged to consist of the following persons:

(i)	Kenneth John Virnig II

(ii)	Michael Kramer Hoffmann

(iii)	Tim van de Schraaf

(iv)	Benjamin Franciscus Petrus Hendricus Maria Haast

b.	The Talend Board is envisaged to consist of the following persons:

(i)	Amy Coleman Redenbaugh

(ii)	Kenneth Virnig

(iii)	Mike Hoffmann

(iv)	Elizabeth Yates

(v)	David Murphy

(vi)	Kris Nimsger

(vii)	Jim Hagan

(viii)	Christal Bemont

(ix)	Steve Singh – independent director

(x)	Patrick Jones – independent director

7.7.	It is envisaged that, on the Effective Date, upon completion of the Merger, the composition of the Tahoe AcquireCo Board will be as follows:

(i)	Kenneth John Virnig II

(ii)	Michael Kramer Hoffmann

(iii)	Tim van de Schraaf

(iv)	Benjamin Franciscus Petrus Hendricus Maria Haast

(v)	James Ardell

(vi)	Ronald Posthumus

(vii)	Gerard Jan van Spall

(viii)	Tim Bogaards

(ix)	Steve Singh – independent director

(x)	Patrick Jones – independent director

8.            TAX REGIME

8.1.         General provisions

8.1.1.	The respective representatives of the Absorbed Company and the Acquiring Company shall obligate the Merging Companies to comply with all the provisions of the Law in force, concerning the returns to be filed in respect of corporate income tax and all other taxes or duties that result from the definitive completion of the Merger Plan, in accordance with the provisions below.

8.1.2.	It is reminded that the Absorbed Company and the Acquiring Company are both liable to corporate income tax in their respective jurisdictions.

8.2.         Corporate income tax

8.2.1.	The Acquiring Company and the Absorbed Company declare that they place this merger under the special tax regime for mergers provided by Article 210 A of the French Tax Code for French corporate income tax purposes. Consequently, the Acquiring Company undertakes:

a.	to include in its liabilities the provisions concerning the assets contributed for which the taxation was deferred at the level of Absorbed Company, the special reserve in which the Absorbed Company carried its long term capital gains subject to corporate income tax at the reduced rates of 10%, 15%, 18%, 19% or 25%, as well as the special reserve where the provisions for stock market fluctuation have been reported pursuant to Article 39-1-5° of the French Tax Code;

b.	to substitute the Absorbed Company in adding back deferred income to its taxable results;

c.	to calculate the capital gains realized subsequently on sale of the non-depreciable assets which are contributed to it on the basis of the tax value that these assets had within the Absorbed Company’s books;

d.	to add back to its taxable income the capital gains derived from the contribution of depreciable assets, respecting the times and conditions laid down under d) 3° of Article 210 A of the French Tax Code. The capital gains are added-back by equal portion on a 15-year period regarding construction and rights relating to these constructions as well as plantations, arrangements and developments of depreciable land over a period at least equal to this period. In other cases, the add-back shall take place in equal parts over a 5-year period. When the total net capital gains on buildings, plantations and land improvements exceed 90% of the total net capital gains on depreciable items, the reinstatement of capital gains on buildings, plantations and land improvements is carried out in equal parts over a period equal to the weighted average depreciation-period of these assets. However, the disposal of depreciable assets results in the immediate taxation of the portion of the capital gain on these assets that has not yet been added-back. In return, depreciation and subsequent capital gains relating to depreciable items are calculated on the basis of the value assigned to them at the time of the Merger;

e.	to record elements other than fixed assets in its balance sheet for their tax value in the Absorbed Company’s books. If not, it will include in its result for the year of the Merger the profit corresponding to the difference between the new value of these elements and their tax value in the Absorbed Company’s books;

f.	to record in its balance sheet the Absorbed Company’s accounting entries by allocating it between original value, depreciation and depreciation allowances and continue to calculate the depreciation allowances on the basis of the original value which the assets had in the Absorbed Company’s accounts; and

g.	to add back to its taxable profits, the untaxed portion of investment subsidies received by the Absorbed Company in respect of depreciable and non-depreciable fixed assets, in accordance with the provisions of Article 42 septies of the French Tax Code.

8.2.2.	In addition, the Acquiring Company undertakes, in its own name and in that of the Absorbed Company:

a.	to file with its annual tax return a report on the state of capital gains, in accordance with the provisions of Article 54 septies I of the French Tax Code; and

b.	to keep a special register on capital gains whose taxation has been deferred in accordance with the provisions of Article 54 septies II of the French Tax Code.

8.2.3.	In the specific case of a cross-border merger (i) benefiting to a company resident in a Member State of the European Union and (ii) where the assets of the Absorbed Company are composed only of qualifying shares (“titres de participation”) under the meaning of Article 219-I of the French Tax Code, in accordance with Article 210 C 2 of the French Tax Code and the provisions of the French tax authorities guidelines (BOI-IS-FUS-10-20-20-20191004 §100), the provisions of Article 210 A of this code are applicable even in the event the elements contributed are not attributed to a French permanent establishment of the Acquiring Company. In the particular case, to the extent the Merger is placed under the provisions of Article 210 C 2 of the French Tax Code and the French tax authorities guidelines (BOI-IS-FUS-10-20-20-20191004 §100), the commitments listed in 8.2.2 will be undertaken only to the extent of their actual applicability to this Merger Plan.

8.2.4.	The Absorbed Company also undertakes to file electronically under the conditions set in Article 210-0 A of the French Tax Code, and within the same deadline as its Corporate Income Tax Return for the fiscal year during which the transaction occurred, a specific return #2260 (CERFA #15884) allowing assessing the goals and consequences of the transaction.

8.3.	Transfer tax

8.3.1.	Pursuant to Article 635-1-5° of the French Tax Code, this Merger Plan will be registered within one month of its date. This registration will be free of charge pursuant to Article 816 of the French Tax Code.

8.4.	VAT

8.4.1.	The contribution of shares resulting from the Merger should be VAT exempt in application of Article 261 C of the French Tax Code.

9.            CHARGES AND CONDITIONS OF THE MERGER

9.1.	Transfer of all rights and obligations of the Absorbed Company by universal succession of title

9.1.1.	As from the Effective Date, the Acquiring Company shall notably:

a.	receive by universal succession of title any and all of the assets and liabilities of the Absorbed Company in the consistency and condition they have as on the Effective Date;

b.	by operation of law, be subrogated in all rights and obligations resulting from any agreement or commitment whatsoever imposing obligations on the Absorbed Company, or benefiting to it. As a result, the Acquiring Company shall (i) bear all taxes, charges, premiums, contributions or equivalent as well as all ordinary and extraordinary costs and expenses that encumber or will encumber the transferred properties or that are attached to their ownership or management, and (ii) serve, where necessary and in a timely manner, all notices and steps with all authorities required for the transfer of the assets;

c.	fulfill in lieu of the Absorbed Company all treaties, agreements, contracts, covenants and commitments entered into with customers, suppliers, creditors and generally with third parties in connection with the transferred assets and liabilities, and shall also take it upon itself to fulfill or terminate as its own risk and expense any and all remaining agreements, treaties, covenants, contracts, memorandums of understanding, insurance policies and other commitments that may have been entered into by the Absorbed Company prior to and until the Effective Date for its operating needs or its estate or otherwise;

d.	be required to discharge excess liabilities and shall benefit from any reduction in such liabilities if it turns out that there is a difference, whether positive or negative, between the reported liabilities and the amounts claimed by third parties and recognized as being due;

e.	comply with the legislative and regulatory provisions concerning the management and nature of the transferred assets and shall ensure that any and all required authorizations are obtained or renewed, at its own risk and expense;

f.	be required to fulfil any and all of the obligations and benefit from any and all of the rights of the Absorbed Company or in connection with its management or resulting therefrom and notably from all the rights and obligations resulting from all permits, agreements and authorizations;

g.	by operation of law be subrogated in the rights of the Absorbed Company acting as plaintiff or defendant, as the case may be, in all legal, administrative or other proceedings; and

h.	become a shareholder of, an owner of or a partner in, each company (including for the avoidance of doubt Demerger Sub), business or entity in which the Absorbed Company holds a shareholding or legal, beneficial or other interest and to the extent thereof, as the case may be, provided that the applicable contractual, regulatory and legislative provisions shall be complied with.

9.1.2.	The Absorbed Company shall notably:

a.	provide to the Acquiring Company any and all information that it may need and shall give it all signatures and shall provide all necessary support in order to ensure the effectiveness vis-à-vis any party of the transfer of the assets and liabilities transferred in the context of the Merger and that this Merger Plan has full effect; and

b.	in particular establish any supplemental, reiterative or confirmatory agreements in respect of the contemplated Merger and provide any explanations and signatures that may be required to convey the full effectiveness and benefit of consummation of the Merger to the Acquiring Company.

9.2.         Specific provisions relating to agreements entered into between the Absorbed Company and the Acquiring Company

Any agreement entered into solely between the Acquiring Company and the Absorbed Company shall, as a result of this Merger, automatically terminate as from the Effective Date; provided for the avoidance of doubt that the rights and obligations of any third party to an agreement entered into with both the Acquiring Company and the Absorbed Company shall nonetheless continue to apply in accordance with the applicable contractual terms, but only towards the Acquiring Company.

10.          CONDITIONS PRECEDENT

10.1.	The implementation and the effectiveness of the Merger are subject to the following conditions precedent (“Conditions Precedent”):

a.	the Consummation of the Offer;

b.	the Acquiring Company having received a declaration from the local district court in Amsterdam, The Netherlands, confirming that no creditor has opposed to the Merger pursuant to Section 2:316 DCC or, in the case of any opposition pursuant to Section 2:316 DCC, a declaration that such opposition was withdrawn or discharged;

c.	the extraordinary general meeting of the Absorbed Company having approved the Merger;

d.	the general meeting of the Acquiring Company having approved the Merger;

e.	the Demerger having been completed in accordance with applicable Law; and

f.	the issuance by the Clerk of the Commercial Court of Nanterre (greffe du Tribunal de Commerce de Nanterre) of the conformity certificate (attestation de conformité) pursuant to Articles L. 236-29 and R. 236-17 of the FCC certifying the proper completion of the pre-Merger acts and formalities under French Law and delivery thereof to the Notary.

10.2.	If the Conditions Precedent are not met (or waived) at the latest six (6) months after the completion of the legal formalities related to the Merger referred to in Section 16.2, or in the event the Demerger Agreement has lapsed in accordance with its terms before such date, this Merger Plan shall be deemed to have lapsed, without any right to compensation on either side.

10.3.	A managing director A acting jointly with a managing director B of the management board of the Acquiring Company, or any other duly authorized person, and the Talend CEO or any other duly authorized officers shall confirm in writing to each other (i) the satisfaction or joint waiver, as the case may be, of the Conditions Precedent set out in Clause 10.1, and (ii) that the completion of the Merger shall occur (“Merger Confirmation”).

11.          EFFECTIVE DATE OF THE MERGER

11.1.	Pursuant to Section 2:318 DCC and subject to a copy of the Merger Confirmation having been received by the Notary, the Merger shall be carried out in accordance with and pursuant to Section 2:318 DCC by means of execution before the Notary of the notarial deed in respect of the Merger.

11.2.	The Merger will become effective on the day (Amsterdam Time) following the day of execution of the notarial deed referred to in Clause 11.1 (the “Effective Date”).

12.	EMPLOYEE PARTICIPATION

Given that the Acquiring Company and the Absorbed Company are not subject to employee participation as referred to in Section 2:333k DCC and Article L. 236-32 of the FCC, no procedure for the establishment of rules concerning employee participation in respect of the Acquiring Company needs to be followed and the provisions of Article 16 of the Directive 2005/56/EC of the European Parliament and of the Council of October 26, 2005 on cross-border mergers of limited liability companies shall not apply.

13.	APPOINTMENT OF AUDITORS AND DECLARATIONS

13.1.	In accordance with Sections 2:328 paragraph 1 and 2:333g DCC, the Acquiring Company appointed Grant Thornton as special auditor, which has examined this Merger Plan and has issued written statements confirming that (i) in their opinion the Merger Exchange Ratio is fair and (ii) the shareholders' equity of the Absorbed Company, determined on 31 March 2021, while applying generally acceptable valuation methods, at least equalled the nominal paid-up amount on the Tahoe AcquireCo Shares that will be allotted in connection with the Merger.

13.2.	In accordance with Article L. 236-10 of the FCC, the president of the commercial court of Nanterre appointed M. Christophe Bonte (Grant Thornton), whose office is located 29 rue du Pont, 92200 Neuilly-sur-Seine (France), as merger appraiser (commissaire à la fusion) on 27 April 2021 to examine this Merger Plan and to prepare report on the fairness of the Merger Exchange Ratio and a report assessing the value of the net assets transferred by the Absorbed Company to the Acquiring Company as referred to in Article L. 236-10 I. and III of the FCC.

13.3.	The special auditor as referred to in Clause 13.1 of this Merger Plan has also prepared a report stating his opinion on the matters mentioned in Section 2:327 DCC.

13.4.	The above-mentioned reports will be made available by each of the Merging Companies in accordance with applicable Law.

14.	REPORT OF THE BOARDS

The Tahoe AcquireCo Board and the Talend Board have prepared a joint report in accordance with Section 2:313 paragraph 1 DCC and Article L. 236-27 of the FCC explaining among other things the legal, social and economic aspects of the Merger as well as the methods for determining the Merger Exchange Ratio. Such report will be made available for inspection at the registered offices of the Merging Companies for those persons that are entitled to inspect them in accordance with the Laws of the Netherlands and France.

15.	APPROVALS

The Talend Board approved the Merger Plan at a duly convened meeting held at the date hereof. The resolution to proceed to the Merger by the general meeting of the Absorbed Company is not subject to any other approval by any other corporate body of the Absorbed Company.

The Tahoe AcquireCo Board approved the Merger Plan at a duly convened meeting held at the date hereof. Pursuant to the Acquiring Company Articles, the resolution to enter into the Merger by the general meeting of the Acquiring Company is not subject to any other approval by any other corporate body of the Acquiring Company.

The Merger Plan will be signed by all members of the Tahoe AcquireCo Board and all members of the Talend Board.

16.	FILINGS AND ANNOUNCEMENTS

16.1.	The Merger Plan will be filed with (i) the Dutch Trade Register together with the relevant documentation as required under Dutch Law and (ii) the Clerk of the Commercial Court of Nanterre together with the relevant documentation as required under French Law. In addition, this Merger Plan, together with such documents as required under Dutch and French Law, will be made available for inspection at the registered offices of the Merging Companies by persons eligible under Dutch and French Law.

16.2.	An announcement of the aforementioned filings will be published in (i) a Dutch national daily newspaper, (ii) the Dutch national gazette (Staatscourant) (iii) a French legal gazette empowered to publish legal notices in Hauts-de-Seine, (iv) the French official bulletin of civil and commercial announcements (BODACC) and (iv) the French official bulletin of legal notices (BALO).

17.	STATEMENT OF SINCERITY

The Merging Companies hereby expressly state, under the penalties provided for in Article 1837 of the French Tax Code, that this Merger Plan reflects the entirety of the value of the transferred assets.

18.       MISCELLANEOUS

18.1.	This Merger Plan has been prepared in each of the English, Dutch and French languages. The contents of (the English language) Part 1, (the Dutch language) Part 2 and (the French language) Part 3 of this Merger Plan are equal, apart from having been prepared in three separate languages. The contents of this Merger Plan have been discussed and agreed by the Merging Companies in the English language and in case of differences occurring in the explanation of the text due to the translations, the English version of this Merger Plan shall prevail.

18.2.	The Schedules to this Merger Plan form an integral part of this Merger Plan.

19.	DEFINITIONS

In this Merger Plan:

“Absorbed Company” is the party mentioned in this Merger Plan at I;

“Absorbed Company Share Plans” shall have the meaning set forth in Clause 2.2;

“Acquiring Company” is the party mentioned in this Merger Plan at II;

“Acquiring Company Articles” shall have the meaning set forth in Clause 2.3;

“ADS(s)” shall have the meaning set forth in Recital D;

“Business” shall have the meaning set forth in Recital C;

“Demerger” shall have the meaning set forth in Recital F;

“Demerger Agreement” shall mean the agreement entered into between the Absorbed Company and Demerger Sub on the date hereof setting forth the terms and conditions of the Demerger;

“Demerger Sub” shall have the meaning set forth in Recital B;

“Conditions Precedent” shall have the meaning set forth in Clause 10.1;

“Consummation of the Offer" shall have the meaning set forth in Recital E;

“DCC” means the Dutch Civil Code (Burgerlijk Wetboek);

“DTC” means the Depository Trust Company;

“Effective Date” shall have the meaning set forth in Clause 11.2;

“FCC” means the French Commercial Code (Code de Commerce);

“independent”, when referring to a director, shall have the meaning as defined by Nasdaq rules;

“Law” shall mean any law (including common law), statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, regulation or requirement, in each case enacted, issued, promulgated or enforced by any Relevant Authority in France, the United States, the Netherlands or elsewhere;

“Liquidation” shall have the meaning set forth in Recital H;

“Merger” shall have the meaning set forth in Recital G;

“Merger Confirmation” shall have the meaning set forth in Clause 10.2;

“Merger Exchange Ratio” shall have the meaning set forth in Clause 4.3;

“Merger Plan” shall mean this joint cross-border merger plan between the Absorbed Company and the Acquiring Company;

“Merging Companies” shall have the meaning set forth in this Merger Plan at II;

“MoU” shall have the meaning set forth in Recital A;

“Notary” shall mean a Dutch civil-law notary associated with Houthoff Coöperatief U.A.;

“Offer” shall have the meaning set forth in Recital D;

“Purchaser” shall have the meaning set forth in Recital A;

“Relevant Authority” shall mean any French, European Union, Dutch, U.S. and other supranational, national, federal, regional or local legislative, administrative or regulatory authority, agency, court, tribunal, arbitrator, arbitration panel or similar body (public or private) or any securities exchange on which any securities of any Merging Company are trading, in each case only to the extent that such entity has authority and jurisdiction in the particular context;

“SEC” shall mean the United States Securities and Exchange Commission;

“Tahoe AcquireCo Board” shall mean the management board (bestuur) of the Acquiring Company;

“Tahoe AcquireCo Shares” shall have the meaning set forth in Clause 4.3;

“Talend Accounts” means the individual statutory accounts of the Absorbed Company prepared under French generally accepted accounting principles as at 31 December 2020 and the non-audited interim financial statements of the

Absorbed Company prepared under French generally accepted accounting principles as at 31 March 2021;

“Talend Estimated Accounts” means a simplified balance sheet of the Absorbed Company as of the Effective Date;

“Talend Board” shall mean the board of directors of the Absorbed Company;

“Talend CEO” shall mean the chief executive officer (directeur général) of the Absorbed Company;

“Talend Shares" shall have the meaning set forth in Clause 4.2;

“Thoma Bravo” shall have the meaning set forth in Recital D;